August 28, 2019

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joel Parker

Re:       Centric Brands Inc.

Form 10-K  for Fiscal Year Ended December 31, 2018

Filed May 16, 2019

File No. 000-18926

Dear Mr. Parker:

On behalf of Centric Brands Inc. (the “Company,” “we,” “us” or “our”), reference is made to the verbal comment discussed with us on August 21, 2019 telephonically with you, a member of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10‑K for the fiscal year ended December 31, 2018 filed with the Commission on May 16, 2019 (the “Annual Report”) and our previously filed response to the first comment letter filed with the Commission on July 25, 2019 (the “Response Letter”). For your convenience, a summary of the Staff’s comment is presented below in bold, italicized text below, with our response thereto set forth immediately under such comment.

Form 10‑K for Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted Operating Cash Flow, page 41

1.

We acknowledge your response to comment 2 contained in the Response Letter.  As GAAP requires you to present collections of sold receivables as cash flows from investing activities, it appears that your non-GAAP measure which includes them in cash flows from operating activities substitutes individually tailored recognition methods for those of GAAP.  Please remove this non-GAAP measure.

Response:

The Company accepts the Staff’s comment. In future filings, we will remove this disclosure.

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com

If you have any questions or would like further information concerning the contents of this letter, please do not hesitate to contact me at 646‑839‑7470 or lnembirkow@centricbrands.com

Sincerely,

Lori Nembirkow
SVP, Legal & Compliance

cc:

Andrew Tarshis, Executive Vice President & General Counsel

Anurup Pruthi, Chief Financial Officer
Nazim Zilkha, Partner, Dechert LLP
Ravi Raghunathan, Partner, CohnReznick LLP

T 646.839.7470

350 Fifth Avenue, 6th Floor, New York, NY 10118

www.centricbrands.com